UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 4)

CRUCELL N.V.
(Name of Subject Company (Issuer))

JJC ACQUISITION COMPANY B.V.
(Offeror)
A Wholly-Owned Subsidiary of

CILAG HOLDING AG
(Offeror)
A Wholly-Owned Subsidiary of

JOHNSON & JOHNSON
(Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

ORDINARY SHARES, €0.24 NOMINAL VALUE,
and AMERICAN DEPOSITARY SHARES,
EACH OF WHICH REPRESENTS ONE ORDINARY SHARE
(Title of Class of Securities)

N23473106 (Ordinary Shares)
228769105 (American Depositary Shares)
(CUSIP Number of Class of Securities)

Eric Jung, Esq.
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, NJ 08933
(732) 524-6400
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Robert I. Townsend, III, Esq.
Damien R. Zoubek, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475
(212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$2,331,857,304.76	$166,261.43

(1)
Estimated for purposes of calculating the amount of the filing fee only. This amount is based on the value of the total number of Crucell N.V. ordinary shares, nominal value €0.24 per share, and Crucell N.V. American depositary shares, each of which represents one Crucell N.V. ordinary share, to be acquired by JJC Acquisition Company B.V. upon consummation of the offer if all such Crucell N.V. ordinary shares and American depositary shares are acquired in the offer and based on the offer price of €24.75 and the noon buying rate in New York City for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York on December 3, 2010, which was $1.3367 per €1.00.

(2)
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #3 for fiscal year 2011, issued December 3, 2010, by multiplying the transaction value by 0.00007130.

☑
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$176,684.64	Filing Party:	JJC Acquisition Company B.V./Johnson & Johnson
Form of Registration No.:	Schedule TO	Date Filed:	November 12, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☑	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Explanatory Note

This Amendment No. 4 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 12, 2010 (together with any amendments and supplements hereto, this “Schedule TO”) and is filed by (i) JJC Acquisition Company B.V., a private company with limited liability incorporated under the laws of the Netherlands (the “Offeror”) and a wholly-owned direct subsidiary of Cilag Holding AG, a Swiss corporation and an indirect wholly-owned subsidiary of Johnson & Johnson, a New Jersey corporation (“Parent”), (ii) Cilag Holding AG and (iii) Parent. This Schedule TO relates to the third party tender offer by the Offeror to purchase all of the issued and outstanding ordinary shares, nominal value €0.24 per share (the “Ordinary Shares”), of Crucell N.V., a public limited liability company incorporated under the laws of the Netherlands (the “Company”), and all of the outstanding American depositary shares of the Company (“ADSs”), each of which represents one Ordinary Share, upon the terms and subject to the conditions and restrictions set forth in the offer document dated December 8, 2010 (the “Offer Document”) and in the related ADS Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(E), respectively. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer Document.

Item 12.  Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented as follows:

(a)(5)(H)  English translation of transcript of remarks made by Paul Stoffels at extraordinary general meeting of Shareholders 2010, dated December 10, 2010.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 14, 2010

JJC ACQUISITION COMPANY B.V.

By:	/s/ Henno Meijerink
Name:	Henno Meijerink
Title:	Director

CILAG HOLDING AG

By:	/s/ Heinz Schmid
Name:	Heinz Schmid
Title:	Director

By:	/s/ Pascal Hoorn
Name:	Pascal Hoorn
Title:	Director

JOHNSON & JOHNSON

By:	/s/ Lacey Elberg
Name:	Lacey Elberg
Title:	Assistant Secretary

Signature Page to Schedule TO

Exhibit Index

Exhibit	Exhibit Name
(a)(1)(A)*	Offer Document, dated December 8, 2010.
(a)(1)(B)*	Form of Tender and Proxy Form and Deed of Transfer of Crucell N.V. Registered Ordinary Shares (for use with respect to Ordinary Shares).
(a)(1)(C)*	Form of Memorandum to Global Custodians and Back Offices of Institutional Holders of Ordinary Shares (for use with respect to Ordinary Shares).
(a)(1)(D)*	Form of Cover Letter to Retail Holders of Ordinary Shares (for use with respect to Ordinary Shares).
(a)(1)(E)*	Form of ADS Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (for use with respect to ADSs).
(a)(1)(F)*	Form of Notice of Guaranteed Delivery (for use with respect to ADSs).
(a)(1)(G)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (for use with respect to ADSs).
(a)(1)(H)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (for use with respect to ADSs).
(a)(5)(A)*	Form of summary newspaper advertisement, dated December 8, 2010.
(a)(5)(B)*
Joint Press Release issued by Johnson & Johnson and Crucell N.V. on September 17, 2010, incorporated herein by reference to Exhibit 4 to the Schedule 13D filed by Johnson & Johnson on September 17, 2010.

(a)(5)(C)*	Joint Press Release issued by Johnson & Johnson and Crucell N.V. on October 6, 2010.
(a)(5)(D)*	Joint Press Release issued by Johnson & Johnson and Crucell N.V. on October 29, 2010.
(a)(5)(E)*	Joint Press Release issued by Johnson & Johnson and Crucell N.V. on November 30, 2010.
(a)(5)(F)*	Joint Press Release issued by Johnson & Johnson and Crucell N.V. on December 8, 2010.
(a)(5)(G)*	Slides from extraordinary general meeting of Shareholders 2010, dated December 10, 2010.
(a)(5)(H)	English translation of transcript of remarks made by Paul Stoffels at extraordinary general meeting of Shareholders 2010, dated December 10, 2010.
(b)	Not applicable.
(d)(1)*
Equity Purchase Agreement between JHC Nederland B.V. and Crucell N.V., dated as of September 28, 2009,  incorporated herein by reference to Exhibit 1 to the Schedule 13D filed by Johnson & Johnson on September 17, 2010.

(d)(2)*
Shareholder Agreement between JHC Nederland B.V. and Crucell N.V., dated as of September 28, 2009, incorporated herein by reference to Exhibit 2 to the Schedule 13D filed by Johnson & Johnson on September 17, 2010.

(d)(3)*
Registration Rights Agreement between JHC Nederland B.V. and Crucell N.V., dated as of September 28, 2009, incorporated herein by reference to Exhibit 3 to the Schedule 13D filed by Johnson & Johnson on September 17, 2010.

(d)(4)*
Merger Agreement between Cilag Holding AG and Crucell N.V., dated as of October 6, 2010, incorporated herein by reference to Exhibit 1 to Amendment No. 1 to the Schedule 13D filed by Johnson & Johnson on October 7, 2010.

(d)(5)*
Form of Irrevocable Undertaking between Johnson & Johnson and Management and Supervisory Board Members of Crucell N.V., incorporated herein by reference to Exhibit 2 to Amendment No. 1 to the Schedule 13D filed by Johnson & Johnson on October 7, 2010.

(d)(6)*
Supplementary Addendum to Merger Agreement between Cilag Holding AG and Crucell N.V., dated as of November 30, 2010, incorporated herein by reference to Exhibit 1 to Amendment No. 2 to the Schedule 13D filed by Johnson & Johnson on December 1, 2010.

(d)(7)*
Assignment Agreement between Cilag Holding AG, JJC Acquisition Company B.V. and Crucell N.V., dated as of December 6, 2010, incorporated herein by reference to Exhibit 1 to Amendment No. 3 to the Schedule 13D filed by Johnson & Johnson on December 6, 2010.

(g)	Not applicable.
(h)	Not applicable.

* Previously filed.

5